UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )*


                       Algorhythm Technologies Corporation
                      ------------------------------------
                                (Name of Issuer)


                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                   015868 10 2
                                   -----------
                                 (CUSIP Number)


      David Bawarsky, 2121 W. Oakland Park Blvd. Ft. Lauderdale, FL 33311,
                                 (954)735-2300
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                  May 12, 1998
--------------------------------------------------------------------------------
           (Date of Event which Requires the Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3)or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cove page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 015868 10 2                                                Page 2 of 4
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         Name of Reporting Person
1        S.S. or I.R.S. Identification No. of Above Person

                                            David Bawarsky
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         Check the Appropriate Box if a Member of a Group*   (a) [   ]
2                                                            (b) [   ]
--------------------------------------------------------------------------------

         SEC Use Only
3
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         Source of Funds*
4                                   OO, PF
--------------------------------------------------------------------------------

         Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                      [   ]
5
--------------------------------------------------------------------------------

         Citizenship or Place of Organization
6                                           U.S.
--------------------------------------------------------------------------------

Number of                  Sole Voting Power
Shares            7:                                 5,478,867 shares
Beneficially
Owned By                   Shared Voting Power
Each              8:
Reporting
Person                     Sole Dispositive Power
With              9:                                 5,478,867 shares

                           Shared Dispositive Power
                  10:
--------------------------------------------------------------------------------

         Aggregate Amount Beneficially Owned By Each Reporting Person
11
                                                     5,478,867 shares
--------------------------------------------------------------------------------

         Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                                 [   ]
12
--------------------------------------------------------------------------------

         Percent of Class Represented by Amount in Row (11)
13
                                                     42.58%
--------------------------------------------------------------------------------

         Type of Reporting Person*
14                                          IN
--------------------------------------------------------------------------------
                                                               page 3 of 3 pages


Item 1.  Security and Issuer

         Common Stock of Algorhythm Technologies Corporation, 5310 NW 33rd Avenue, Suite 212, Ft. Lauderdale, FL 33309

Item 2.  Identity and Background

         a.       David Bawarsky
         b.       6184 Vista Linda Lane, Boca Raton, FL 33433
         c. CEO and Secretary of Issuer; President of QuikLab Multimedia Centers Inc., a Florida corporation, engaged in the business of providing multimedia services, 2121 W. Oakland Park
                  Blvd. Ft. Lauderdale, FL 33311.
         d.       no
         e.       no
         f.       U.S.


Item 3.  Source and Amount of Funds or Other Consideration

         $2,191.88 of personal funds for purchases in open market listed in Item 5(c). Shares received from Jason Sherman were a gift. Shares received from Telephonetics International Inc. ("Telephonetics") were in consideration of Mr. Bawarsky severing his relationship with that company.


Item 4.  Purpose of Transaction

         The shares were acquired for investment. The shares acquired from Telephonetics gave Mr. Bawarsky direct control. Previously through his relationship with Telephonetics, Mr. Bawarsky had indirect ownership and shared voting and dispositive control of those shares. 2,300,000 shares were donated by Mr. Bawarsky to the Issuer for reissuance to Andrew Smith in connection with the Issuer's acquisition of ADS Advertising Corp. on November 7, 1997 thereby obviating the necessity of the Issuer issuing shares that were not previously issued and outstanding.

         a.  Additional securities may be purchased for investment.
         b.  no
         c.  no
         d.  no
         e.  no
         f.  no
         g.  no
         h.  no
         i.  no
         j.  no
                                                               page 4 of 4 pages

Item 5.  Interest in Securities of Issuer

         a. 5,478,867 shares - 42.58%. This includes option to purchase 300,000 shares.

         b.       sole voting and dispositive power over 5,478,867 shares.

         c. The following purchases were made in the open market: July 14, 1997 100 shares, 11/16; October 9, 1997 500 shares 9/32;
                  November 12, 1997 1000 shares $.25; November 24, 1997 1000 shares $.25; November 26, 1997 1000 shares $.25; December 1, 1997 100 shares $.25; December 5, 1997 1000 shares 3/16;
                  December 9, 1997 1000 shares $.20; December 16, 1997 500
                  shares $.20; December 18, 1997 1000 shares $.18; December 23, 1997 1000 shares $.18; December 31, 1997 1000 shares $.18;
                  January 14, 1998 1000 shares $.18.

                  On May 12, 1998 5,675,889 shares were obtained from Telephonetics in consideration of Mr. Bawarsky severing his relationship with Telephonetics.

                  On May 12, 1998 2,300,000 shares were donated to the Issuer (see item 4).

                  On May 27, 1998 969,889 were received as a gift from Jason Sherman.

         d.       not applicable

         e.       not applicable


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None


Item 7.  Material To Be Filed As Exhibits

         None


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  June 8, 1998
                                                              /s/David Bawarsky
                                                              ------------------
                                                              DAVID BAWARSKY